Exhibit 99.1

Everbright Digital Holding Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

HONG KONG, August 29, 2025 (GLOBE NEWSWIRE) – Everbright Digital Holding Limited (the “Company” or “Everbright”) (Nasdaq: EDHL), an integrated marketing solutions provider headquartered in Hong Kong, confirmed that on August 25, 2025, it received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5550(a)(2) requires companies on the Nasdaq Capital Market to maintain a minimum bid price of at least $1 per share for continued listing.

The Notification Letter advised that for the last 30 consecutive business days, the minimum closing bid price per share for the Company’s common stock was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market at this time.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, or until February 23, 2026, to regain compliance. If at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 23, 2026, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company is actively monitoring the bid price of its ordinary shares and is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to meet and maintain the minimum bid price of at least $1 per share for a minimum of ten consecutive business days as soon as practicable.

About Everbright Digital Holding Limited

Everbright Digital Holding Limited is an integrated marketing solutions provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Hong Kong United Metaverse Limited. The Company is an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, providing one-stop digital marketing services to support businesses through every stage of their development, including metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing.

For more information, please visit the Company’s website: https://umeta.hk/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Everbright Digital Holding Limited

Leung Chun Yip, CEO

Email: michael@umeta.hk